Exhibit (a)(2)

The Board unanimously recommends that you REJECT the CMG Offer and not tender your shares.

February 19, 2014

Dear Stockholder:

I am writing to you on behalf of the board of directors (the “Board”) of CatchMark Timber Trust, Inc. (the “Company”) to caution you about a tender offer being made for your shares by a third party at what we believe is an unreasonably low share price.

To REJECT the CMG Offer, simply ignore it. You do not need to respond to anything.

For information regarding this solicitation, please contact Eagle Rock Proxy Advisors, LLC at 877-864-5053 (9 AM to 5 PM EST) or catchmark@eaglerockproxy.com.

CMG PARTNERS, LLC; CMG LEGACY INCOME FUND, LLC; CMG INCOME FUND II, LLC; CMG LEGACY GROWTH FUND, LLC; AND CMG ACQUISITION CO., LLC (collectively, “CMG”) has made an unsolicited tender offer to our stockholders (the “CMG Offer”). You may have already received CMG’s offer materials and may also have seen that information on a Schedule TO filed by CMG with the Securities and Exchange Commission (the “SEC”) on February 18, 2014.

CMG is offering to purchase up to 800,000 shares of the Company’s Class A common stock at a price of $12.00 per share, 200,000 shares of the Company’s Class B-1 common stock at a price of $10.00 per share, 200,000 shares of the Company’s Class B-2 common stock at a price of $8.50 per share and 200,000 shares of the Company’s Class B-3 common stock at a price of $7.00 per share (collectively, the “Shares”). These prices are significantly below the price range at which the Class A shares have closed for trading during the period since the Class A shares were listed on the New York Stock Exchange the (“NYSE”) on December 12, 2013 through February 18, 2014 of $12.05 to $14.40. The closing price of the Class A shares as of February 18, 2014 was $13.15, making the discounts to the Class A share price as of the closing of trading on February 18, 2014 in the CMG Offer for each of the classes 9%, 24%, 35% and 47%, respectively. Only the Class A shares are currently listed on the NYSE. The Class B-1 shares, Class B-2 shares and Class B-3 shares will convert to Class A shares no later than June 12, 2014, December 12, 2014 and June 12, 2015, respectively. See below for a further discussion.

The Board has carefully evaluated the terms of the CMG Offer and believes that:

•	The price offered by CMG substantially undervalues the long-term value of each class of Shares;

•	The CMG Offer represents an attempt by CMG to catch current stockholders off-guard and to accept an unreasonably low price for their Shares; and

•	CMG is making the offer for investment purposes and with the intention of making a profit from the ownership of the Shares.

The Board, taking into consideration what it believes to be an unreasonably low offer price for each class of Shares, unanimously recommends that you reject the CMG Offer and not tender your Shares. However, each stockholder must independently evaluate whether to tender its Shares to CMG pursuant to the CMG Offer. Set forth below are the material factors contributing to the Board’s decision to recommend that you reject the CMG Offer. You should consider these factors in deciding whether to accept or reject the CMG Offer.

Material Factors Contributing to the Board’s Decision

to Recommend that You Reject the CMG Offer

The Company is required by the Securities Exchange Act of 1934, as amended, and the rules and regulations under it, to inform you of its position, if any, with respect to the CMG Offer. In reaching the conclusions and in making the recommendation described below, the Board: (1) consulted with members of the Company’s management (“Management”); (2) reviewed the terms and conditions of the CMG Offer; (3) considered other information relating to the Company’s historical financial performance, portfolio of assets and future opportunities; (4) evaluated various factors it deemed relevant in light of its knowledge of the Company’s business, financial condition, portfolio of assets and future prospects; (5) reviewed the current trading market and conversion features of the Shares; and (6) took into account the fact that CMG is making the offer for investment purposes and with the intention of making a profit from the ownership of the Shares. The following are the material factors contributing to the Board’s decision to recommend that you reject the CMG Offer:

(i)	CMG states that the CMG Offer is being made “for investment purposes and with the intention of making a profit from the ownership of the Shares” and admits that it was “motivated to establish the lowest price which might be acceptable” to the Company’s stockholders. Therefore, CMG acknowledges that the offer price was established based on CMG’s objectives and not based on what is in the best financial interest of you and the other Company stockholders.

(ii)	CMG acknowledges that CMG has not made an independent appraisal of the Shares or the Company’s assets, and that CMG is not qualified to appraise real estate. Further, CMG acknowledges that “the trading price of the Class A Shares that are now listed for trading is . . . higher than [CMG’s] offer price for the Class A shares.”

(iii)	The closing price of the Company’s Class A common stock (into which the Class B shares will eventually convert, as described below) was $13.15 as of February 18, 2014, with a range of closing prices since listing on the New York Stock Exchange of $12.05 to $14.40 per Share. Until the Class B-1, Class B-2 and Class B-3 shares of common stock convert into Class A common stock, there is no public trading market for the Class B common stock, and it may be difficult to sell these shares until conversion. As such, the value of the Class B-1, Class B-2 and Class B-3 shares established with reference to such closing price should not be viewed as the amount that would be received in the event of a sale of these shares or the price at which these shares will trade when they are ultimately converted to Class A shares and listed for trading. However, the Class B-1, Class B-2 and Class B-3 common stock will convert into Class A Shares no later than June 12, 2014, December 12, 2014 and June 12, 2015, respectively. Further, the Board has the discretion to permit earlier conversion of the Class B-2 and Class B-3 common stock as early as September 12, 2014 and December 12, 2014, respectively. Thus, all of the Class B Shares have set liquidity dates in the future.

(iv)	Management believes that the value of each Class A, Class B-1, Class B-2 and Class B-3 Share is in excess of the CMG Offer price per share of $12.00, $10.00, $8.50 and $7.00, respectively. In fact, Management has calculated a respective discount to current Share price of 9%, 24%, 35% and 47%, respectively. Thus, Management believes that, given the timing of the CMG Offer and the CMG Offer prices, the CMG Offer represents an opportunistic attempt to deprive the stockholders who tender Shares in the CMG Offer of the potential opportunity to realize a greater long-term value for investment in the Company. Management also believes the Shares can realize greater long-term value based on the Company’s management plan and current timber market conditions.

(v)	In keeping with the Company’s commitment to provide returns to stockholders, the Company has declared a quarterly dividend of $0.11 per Share payable on March 17, 2014 to stockholders of record as of February 28, 2014. The Board currently expects to pay regular quarterly distributions each fiscal quarter thereafter. As disclosed in the CMG Offer, “[a]ny dividends made or declared after April 4, 2014, or such other date to which [the CMG Offer] may be extended . . . would . . . be assigned by tendering [stockholders] to [CMG].” Thus, tendering stockholders will not receive future dividends should they sell their Shares to CMG pursuant to the CMG Offer.

(vi)	CMG has engaged a depositary for the CMG Offer that is one of the purchasers, CMG Partners, LLC. As a result, there is no independent third party holding funds of CMG for payment of the CMG Offer price that can independently verify that such funds are available for payment, and CMG may have access to the Shares tendered by stockholders before all conditions to the CMG Offer have been satisfied and tendering holders have been paid.

While there can be no assurance as to the actual long term value of the Shares since such value is dependent on a number of factors, including general economic conditions and the other factors discussed below under “Cautionary Note Regarding Forward-Looking Statements,” based on the information currently available to it, the Board believes the offer price for each class of Shares to be unreasonably low and that acceptance of the CMG Offer could result in stockholders receiving much less for their Shares than they otherwise might over time.

The Board understands that you must make your own independent decision whether to tender or refrain from tendering your Shares. We strongly urge you to carefully consider all aspects of the CMG Offer in light of your own circumstances, including (i) your investment objectives, (ii) your financial circumstances, including your tolerance for risk and need for immediate liquidity that cannot be satisfied by other means, (iii) other financial opportunities available to you, (iv) your own tax position and tax consequences, and (v) other factors you determine are relevant to your decision. You should carefully review all of the CMG Offer documents sent to you by CMG, as well as the Company’s publicly available annual, quarterly and other reports and the enclosed Solicitation/Recommendation Statement on Schedule 14D-9 that the Company filed with the SEC on February 19, 2014, and consult with your own financial, tax and other advisors in evaluating the CMG Offer before deciding whether to tender your Shares.

PLEASE CONSULT WITH YOUR TAX ADVISOR ABOUT THE IMPACT OF A SALE ON YOUR OWN PARTICULAR SITUATION.

Should you have any questions or need further information about your options, please feel free to contact CatchMark Timber Trust, Inc., 6200 The Corners Parkway, Norcross, Georgia 30092 or Shareholder Services Specialists at (855) 862-0044.

Sincerely,

/s/ Jerry Barag
Name:	Jerry Barag
Title:	Chief Executive Officer, President and Director

Cautionary Note Regarding Forward-Looking Statements

This letter may contain forward-looking statements regarding, among other things, the future value of our Shares. Forward-looking statements include, but are not limited to, statements that represent our beliefs concerning future operations, strategies, financial results or other developments. Forward-looking statements can be identified by the use of forward-looking terminology such as, but not limited to, “may,” “should,” “expect,” “anticipate,” “estimate,” “would be,” “believe,” or “continue” or the negative or other variations of comparable terminology. Because these forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond our control or are subject to change, actual results could be materially different. Although we believe that our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations. Factors that could cause us not to realize our plans, intentions or expectations include, but are not limited to, those discussed under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” contained in the Company’s final prospectus filed with the SEC on December 12, 2013, the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 and the Company’s Quarterly Reports on Form 10-Q filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this letter. Except as required by law, we do not undertake any obligation to update or revise any forward-looking statements contained in this letter.

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